Spherix Incorporated

One Rockefeller Plaza, 11th Floor

New York, New York 10020

March 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Spherix Incorporated
Registration Statement on Form S-1, as amended
Filed January 31, 2020
File No. 333-236199

Dear Mr. Burr:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spherix Incorporated (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 A.M. EST on March 3, 2020, or as soon as thereafter practicable. The Company hereby withdraws the previously filed acceleration request which was filed with the U.S. Securities and Exchange Commission on February 28, 2020.

Very truly yours,

/s/ Anthony Hayes
Anthony Hayes
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Sheppard, Mullin, Richter & Hampton LLP